Exhibit 4.10

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following descriptions of the Company’s Common Stock and Preferred Stock (as defined below) are summaries and do not purport to be complete. They are subject to and qualified in their entirety by reference to the Company’s Articles of Incorporation, as amended (the “Articles of Incorporation”), the Company’s Amended and Restated Bylaws (the “Bylaws”), and Certificates of Designations of Preferred Stock (“Certificate of Designations”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.10 is a part. The Company encourages you to read the Articles of Incorporation, Bylaws, Certificates of Designations, and the applicable provisions of the Nevada Revised Statutes for additional information.

General

As of December 31, 2025, Datacentrex, Inc. (the “Company”) had one class of security registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), its common stock, par value $0.001 per share (the “Common Stock”). The Company’s authorized capital shares consisted of 250,000,000 shares of Common Stock and 25,000,000 shares of preferred stock, $0.001 par value per share (“Preferred Stock”). Our Board may establish the rights and preferences of the preferred stock from time to time. Of the 25,000,000 shares of Preferred Stock, (i) 1,000,000 shares have been designated as Series A Preferred Convertible Voting Stock, par value $0.001 per share (“Series A Preferred Stock”), and 16,240 have been designated as Series D Convertible Preferred Stock, par value $0.001 per share (“Series D Preferred Stock”).

Description of Common Stock

Voting Rights

Holders of the Company’s Common Stock are entitled to one vote per share on all matters voted on by the Company’s shareholders, including the election of directors. The Company’s Articles of Incorporation and Bylaws do not provide for cumulative voting in the election of directors.

Dividend Rights

Holders of the Company’s Common Stock are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares ranking in priority to the Common Stock, to receive any dividend declared by the Company’s board of directors.

Other Rights

Holders of our Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of Preferred Stock that we may designate and issue in the future.

Description of Preferred Stock

Series A Preferred Stock

Each share of Series A Preferred Stock is convertible into 23 shares of Common Stock at a reference rate of $2.00 per share and contains a beneficial ownership limitation of 4.99%, which may be waived to 9.99% upon 61 days’ advance notice to the Company. Holders of Series A Preferred Stock are entitled to receive non-cumulative dividends of $0.875 per share per quarter ($3.50 per share annualized), payable in cash or in-kind at the Company’s election. Holders of Series A Preferred Stock vote together with the Common Stock on an as-converted basis, subject to a 9.99% maximum voting percentage limitation. The Series A Preferred Stock ranks senior to the Common Stock and any class of securities specifically designated as junior thereto. In the event of a liquidation of the Company, holders of Series A Preferred Stock are entitled to receive $45.00 per share, plus any accrued and declared but unpaid dividends, prior to any distribution to holders of junior securities, and thereafter participate pari passu with holders of Common Stock on an as-converted basis. The Series A Preferred Stock conversion ratio is subject to adjustment in the event of stock splits, stock dividends, recapitalizations and certain dilutive financings.

Series D Preferred Stock

Each share of Series D Preferred Stock is convertible into 1,000 shares of Common Stock and contains a beneficial ownership limitation of 4.99% or 9.99% at the option of each holder. Holders of Series D Preferred Stock are not entitled to vote. The Series D Preferred Stock ranks junior to the Company’s Series A Preferred Stock and is pari passu with the Common Stock. In the event of liquidation of the Company, the holders of Series D Preferred Stock will share in the distribution of the Company’s net assets on an as-converted basis together with the Common Stock, subordinate only to the Series A Preferred Stock. The Series D Preferred Stock conversion ratio is subject to equitable adjustment in the event of a stock split, reverse split and similar events.

Applicable Anti-Takeover Law

Set forth below is a summary of the provisions of the Company’s Articles of Incorporation and Bylaws that could have the effect of delaying or preventing a change in control of the Company. The following description is only a summary, and it is qualified by reference to the Articles of Incorporation, Bylaws and relevant provisions of the Nevada Revised Statutes.

Board of Directors Vacancies

The Company’s Bylaws authorize its board of directors to fill vacant directorships by a majority vote of the remaining directors, though less than a quorum, unless the shareholders have appointed a successor in the case of a director’s removal. In addition, if after the filling of any vacancy the directors elected by shareholders constitute less than a majority of the board, holders of ten percent (10%) or more of the total voting power may call a special meeting to elect the entire board of directors. The number of directors constituting the Company’s board of directors may be changed by resolution of the board of directors or by fifty-one percent (51%) or more of the shareholders entitled to vote.

Special Meeting of Shareholders

The Company’s Bylaws provide that special meetings of its shareholders may be called by the chairman, the president or the board of directors, and shall be called upon the written request of the holders of not less than ten percent (10%) of the voting power of any class of the Company’s stock entitled to vote on the matter or matters to be acted upon at such meeting.

Authorized but Unissued Shares

The Company’s authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without shareholder approval and may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The Company’s transfer agent and registrar is Equity Stock Transfer. Its mailing address is 237 W 37th Street, Suite 602, New York, New York 10018 and its telephone number is (212) 575-5757.

Listing

The Company’s Common Stock is listed on The Nasdaq Capital Market under the symbol “DTCX.”